UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 20)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,913,168*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,913,168
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,913,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,859 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries Inc. (“Sun Michigan”), a Michigan corporation and a direct subsidiary of Sun, The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”).  Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,922 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,580,026*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,580,026
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,580,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation.  In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,521,526*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,521,526
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,521,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2. including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,406,717 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement.  Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) indirectly acquired 780 Ordinary Shares through its acquisition of shares of Morley and Company, Inc., a New York corporation. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of Issuer.

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,333,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,333,922
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            This amount includes 2,333,922 Ordinary Shares Sun Michigan acquired upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, pursuant to the Letter Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida (following the transactions consummated under the Letter Agreement).

**           Based on 39,249,082 Ordinary Shares outstanding as of December 31, 2009 as reported by the Issuer in its Form 20-F for the fiscal period ending on December 31, 2006, which was filed with the Commission on April 13, 2010; and an additional 3,787,500 Ordinary Shares issued to Alkaloida pursuant to Sun’s December 1, 2009 exercise of Warrant No. 2.

This Amendment No. 20 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009; the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010, the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 and the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15, the Amendment No. 16 and the Amendment No. 17, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the third paragraph of Item 2:

“Sun Pharmaceutical Industries, Inc.	29714, Orion Ct, Farmington Hills, MI 48334.”

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

“The Ordinary Shares acquired by the Reporting Persons and specified in Item 5 were acquired with available cash on hand.”

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the last paragraph of Item 4:

“Upon the merger of a subsidiary of Sun Michigan into TDC on October 1, 2010, Sun consummated the transactions contemplated by the Option Agreement.  TDC directly owns 2,333,142 Ordinary Shares and indirectly owns 780 Ordinary Shares through Morley and Company, Inc., a New York corporation owned by TDC and Alkaloida.

The Reporting Persons acquired the securities specified in Item 5 for purposes of obtaining control of the Issuer.

In developing plans or proposals with respect to the Issuer, the Reporting Persons would consider various factors, including the Issuer’s financial condition, business and prospects, other developments concerning the Issuer, price levels of the Issuer’s securities, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business and general economic and stock market conditions.  Based upon their review of such factors, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, including acquiring or disposing of additional Ordinary Shares, either in the open market or in privately negotiated transactions, or proposing other transactions which the Reporting Persons may deem appropriate.

Pursuant to the Letter Agreement, appointees of Sun, including an independent director, became the directors of the Issuer.  Four out of the five directors are employees of Sun or its affiliates.  The Reporting Persons may take further action to change the directors or change the size of the Board and fill any existing or newly created vacancies.  Under the Israeli Companies Law, an Israeli company such as the Issuer, is required to have two statutory independent directors.  The terms of the previous two statutory independent directors of the Issuer had expired prior to the consummation of the transactions contemplated by the Letter Agreement.  The Reporting Persons are currently seeking candidates to fill those vacancies.

Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future):  (i) the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above.”

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the last paragraph of Item 5:

“Sun beneficially owns, in the aggregate, 22,913,168 Ordinary Shares of the Issuer. In addition, Alkaloida owns 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.”

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.	Description

99.38	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

99.39	Joinder to Joint Filing Agreement, dated as of September 24, 2010, incorporated by reference to Amendment No. 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 5, 2010	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia
Director
Name/Title

SUN PHARMA GLOBAL, INC.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

SUN PHARMACEUTICAL INDUSTRIES, INC.

/s/ Jitendra Doshi
Signature

Mr. Jitendra Doshi
Executive Director
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

99.38	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

99.39	Joinder to Joint Filing Agreement, dated as of September 24, 2010, incorporated by reference to Amendment No. 19